SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Lineu Gomes S/N, Portaria 3,
Aeroporto
04626-900 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING,
HELD ON MARCH 20, 2009

Date, time and place: Held on March 20, 2009, at 5:00 p.m., at Praça Comte Linneu Gomes, S/N, Portaria 3 – Prédio 07, Jardim Aeroporto, São Paulo, SP, in the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Vila Olímpia, in the Capital of the State of São Paulo. Call: Waived, due to the attendance of all the members of the Company’s Board of Directors. Attendance: All the members of the Company’s Board of Directors. Presiding Board: Constantino de Oliveira Jr. – as Chairman of the meeting; Henrique Constantino – to be the Secretary. Agenda: Resolve on the Company’s capital increase, in the limit of its authorized capital, as per Article 6 of the Company’s ByLaws. Resolutions taken: Aiming to strengthen the Company’s capital structure and equity, its growth plans and goals for both the short and long term, as well as the performance of other investments for the creation of value for its shareholders, the Company’s capital increase of R$ 203,531,031.60 (two hundred and three million, five hundred and thirty one thousand and thirty one reais and sixty cents), from R$ 1,363,945,806.91 (one billion, three hundred and sixty-three million, nine hundred and forty-five thousand, eight hundred and six reais and ninety-one cents) to R$ 1,567,476,838.51 (one billion, five hundred and sixty seven million, four hundred and seventy six thousand, eight hundred and thirty eight reais and fifth one cents), was unanimously approved by the members of the Board of Directors, along with the issuance of 26,093,722 (twenty six million, ninety three thousand, seven hundred and twenty two) shares, comprising 6,606,366 (six million, six hundred and six thousand, three hundred and sixty six) common shares and 19,487,356 (nineteen million, four hundred and eight seven thousand, three hundred and fifty six) preferred shares, nominative and without par value, by the issuance price of R$ 7.80 (seven reais and eighty cents) per common and preferred share, fixed based on the quotation of the preferred shares in the BM&F Bovespa S.A. Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), on March 20, 2009, verified after the closing of the trading session, in accordance with Article 170, Paragraph 1, Item III of the Law No. 6,404/76. The shares shall be paid for on demand, in Brazilian currency, on the date of its subscription. The shareholders

The securities referred to in this shareholder notice have not been and will not be registered under the U.S. Securities Act of 1933, as amended (Securities Act), and may not be offered or sold in the United States absent registration or an applicable exemption from registration. This notice is not an offer, or invitation, or solicitation of an offer, to holders of our preferred shares or ADRs in the United States or to U.S. persons (each as defined in Regulation S under the Securities Act) to exercise the preemptive rights described in this shareholder notice or to subscribe for or purchase any of our preferred shares or ADRs referred to in this shareholder notice.

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shall have a term of 30 (thirty) days following the date of the publication of the Notice to the Shareholders regarding the capital increase herein approved to exercise their pre-emptive rights. In the proportion of their participation in the Company’s capital, excluded the shares held in treasury, which will be disclosed in the Notice to the Shareholders regarding the capital increase to be published by the Company, the holders of common shares may subscribe for common and preferred shares of the capital increase, and the holders of preferred shares may subscribe for preferred shares of the capital increase. The holders of shares on March 23, 2009 will have subscription rights. On or after March 24, 2009, the shares will be negotiated without the subscription rights. In the event the shares herein issued are not totally subscribed, the remaining shares will be divided proportionally among the shareholders who have indicated their intention to subscribe remaining shares. After the shares are divided in this first round, if there are still remaining shares, additional rounds for the division of remaining shares can be carried out. After the additional rounds, if there are still remaining shares, such shares will be sold to the market in the BM&FBOVESPA. The common and preferred shares issued herein are identical to those common and preferred shares already outstanding and will have the right to receive any dividends and interests over the Company’s capital declared since the date of the homologation of the capital increase. The members of the Company’s Board of Directors also approved the publication of a Notice to the Shareholders with all the information about the capital increase herein approved. Drawing-up and Reading of the Minutes: After opening the floor to anyone who intended to make use of it, and after no attendee did so, the meeting was adjourned for the time necessary to draw up the minutes. After reopening the Meeting, the minutes were read and checked by those attending the meeting and signed the document. These minutes were drawn-up in summary form, as set forth in Article 130, Paragraph 1 of Law No. 6,404/76. São Paulo, March 20, 2009. Presiding Board: Constantino de Oliveira Jr. – Chairman of the meeting; Henrique Constantino – Secretary. I hereby certify that the present instrument is a faithful copy of the minutes drawn-up in the proper book.

_________________________________________________________	_________________________________________________________
Constantino de Oliveira Jr.	Henrique Constantino
Chairman	Secretary

The securities referred to in this shareholder notice have not been and will not be registered under the U.S. Securities Act of 1933, as amended (Securities Act), and may not be offered or sold in the United States absent registration or an applicable exemption from registration. This notice is not an offer, or invitation, or solicitation of an offer, to holders of our preferred shares or ADRs in the United States or to U.S. persons (each as defined in Regulation S under the Securities Act) to exercise the preemptive rights described in this shareholder notice or to subscribe for or purchase any of our preferred shares or ADRs referred to in this shareholder notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.